

March 16, 2015

Paul D. Dickman
Chief Executive Officer
Safe Lane Systems, Inc.
1624 Market Street, Suite #202
Denver, CO 80202

> **Re:** **Safe Lane Systems, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 2, 2015**
> **File No. 333-198435**

Dear Mr. Dickman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 23, 2015 letter.

General

1. Please advise what consideration you gave to the availability of the exemption provided in Section 3(a)(9) of the Securities Act of 1933 for the initial distribution of your common stock to Superior Traffic Control, Inc. shareholders upon conversion of your Class B Preferred Convertible Non-Voting Stock held by the trustee of Superior Traffic Control, Inc. In this regard, we note the statement in your letter dated December 24, 2014 that "no consideration is being given by STC shareholders." Additionally, please revise the prospectus, in an appropriate section, to disclose your view as to whether Section 3(a)(9) of the Securities Act of 1933 is available as an exemption from registration for the initial distribution of your common stock to Superior Traffic Control, Inc. shareholders.

Prospectus Cover Page

2. Please define the term "Plan of Liquidation" after, or soon after, its first use so that the meaning of that term is clear in relation to your company and Superior Traffic Control, Inc. The term "liquidation" is commonly used in reference to a company winding up its affairs or selling its assets for cash, but it appears you mean something different in this case.

Risk Factors, page 7

Our minority shareholders will not have control of our company, page 15

3. Please revise the risk factor heading to state, if true, that "shareholders of your common stock" will not have control of your company, as opposed to stating that your "minority shareholders" will not have control. Please also revise the risk factor to disclose the percentage of total voting power that holders of outstanding Class A Preferred Super Majority Voting Stock will possess.

　　　　You may contact Theresa Messinese at (202) 551-3307 or Amy Geddes at (202) 551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3859 with any other questions.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　/s/ John Dana Brown

　　　　　　　　　　　　　　　　　　John Dana Brown
　　　　　　　　　　　　　　　　　　Attorney Advisor

cc:　　Michael A. Littman